Craig Meynard Vice President and Chief Accounting Officer	Delta Air Lines, Inc. 1030 Delta Boulevard Atlanta, Georgia 30354 T: +1 404 715 3356 craig.meynard@delta.com

April 13, 2017

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Delta Air Lines, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 13, 2017
File No. 001-05424

Dear Ms. Raminpour:

This is in response to the Staff's letter dated March 30, 2017 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2016 and Form 8-K filed January 12, 2017. For your convenience, we have included in this letter the Staff's comment before providing our response to that comment.

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General

1.	You stated in your letter to us dated December 12, 2014 that you derived revenue from flights to and from Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through codeshare, interline or joint venture agreements, airline alliances or other direct or indirect arrangements. You should describe any services or equipment you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

U.S. Securities and Exchange Commission

April 13, 2017

Response:

Overview

As discussed below, Delta’s contacts with Sudan and Syria have been extremely limited since our response letter dated December 12, 2014. Delta does not currently operate any passenger or cargo flights to or from either Sudan or Syria. In addition, Delta has no offices, facilities, equipment, ground services, sales agents or employees in Sudan or Syria. Delta did not provide any equipment or services into either country. Delta had only limited contacts with Sudan and no contacts with Syria during 2014 through the March 2017 quarter (the “referenced period”), as discussed below. More specifically, Delta had no contacts, agreements or arrangements with the governments of either Sudan or Syria or entities they control.

Codeshare and Interline Agreements

Delta continues to be a party to “codeshare” and “interline” agreements with many foreign air carriers. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of Delta’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation and comply with U.S. law. Delta does not have any codeshare agreements with any carriers based in either Sudan or Syria.

Interline agreements are also common in the airline industry. These agreements allow participating carriers to sell a single ticket for travel on multiple carriers, allowing the passenger’s baggage to be transferred seamlessly between connecting flights of each airline. Interline agreements may also provide for cargo shipments between connecting flights of each airline. Delta has entered into interline agreements with 133 U.S. and foreign air carriers but has no interline agreement with any carrier based in Sudan or Syria.

Pursuant to codeshare and interline agreements, Delta employees or any of the tens of thousands of independent travel agents authorized to issue tickets on behalf of Delta may sell interline tickets issued under Delta’s carrier code (006) (formerly referred to as sales on “Delta ticket stock” when tickets were issued in paper form) for travel that includes flight segments operated by other carriers to or from Sudan or Syria (excluding Sudanese and Syrian carriers). When these ticket sales under Delta’s carrier code occur, Delta receives a small commission (known as an “interline sales commission” or “ISC”).

Delta lawfully received a de minimis amount of ISC revenue from flights to/from Sudan, but none from flights to/from Syria, as shown in the following table.

Interline Sales Commission Revenue Received by Delta*
	2014	2015	2016	3 months ended Mar. 31, 2017
Sudan	$1,995	$2,830	$1,839	$505

Syria	--	--	--	--

*	Represents ISC revenue received by Delta related to flights on other airlines to or from the country shown from January 1, 2014 through March 31, 2017.

U.S. Securities and Exchange Commission

April 13, 2017

Transatlantic Joint Venture

Delta, Air France, KLM and Alitalia (collectively, the “JV Carriers”) are parties to a joint venture agreement, which provides for the linking of the route networks of the JV Carriers and the sharing of profits and losses on transatlantic routes included within the scope of the joint venture. None of the JV Carriers operated any flights to or from Sudan or Syria during the referenced period.

Investments

Delta owns minority investments in the following:

•	Virgin Atlantic Limited, the parent company of Virgin Atlantic Airways Limited;
•	Grupo Aeromexico, S.A.B. de C.V., the parent company of Aeromexico;
•	GOL Linhas Aereas Inteligentes, S.A., the parent company of VRG Linhas Aereas (operating as GOL); and
•	China Eastern Airlines Corporation Limited

None of the companies listed above operated flights to or from Sudan or Syria during the referenced period.

No Overflight Payments

Delta did not overfly either Sudan or Syria during the referenced period and therefore made no overflight payments to these governments.

No SkyMiles Program Accounts

Delta has no members of its frequent flyer program, SkyMiles, who have provided an address with a country code of either Sudan or Syria.

Other Information

Delta’s wholly owned subsidiaries, including Endeavor Air, Inc. and Monroe Energy, LLC, neither operate in, nor have offices, facilities, equipment, ground services, sales agents or employees in, either Sudan or Syria. Delta also has contract carrier agreements with unaffiliated regional carriers, but none of these relationships involves operations in, or flights to and from, Sudan or Syria.

U.S. Securities and Exchange Commission

April 13, 2017

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Response:

Delta’s total revenues for 2014, 2015, 2016 and the first three months of 2017 were $40.4 billion, $40.7 billion, $39.6 billion, and $9.1 billion, respectively. As discussed in the response to comment 1 above, Delta did not operate flights to or from either Sudan or Syria during the referenced period nor did its subsidiaries or the companies in which Delta holds a minority investment operate in either of the two countries. The interline sales commission revenue Delta received from flights operated to or from Sudan (on carriers other than Sudanese carriers) did not exceed $3,000 per annum in any of the referenced period and did not exceed $2,000 per annum in two of the years in the referenced period. Delta had no revenue related to Syria in any of the years in the referenced period. The interline sales commission revenue shown in the chart in the response to comment no. 1 above was completely immaterial to investors in light of Delta’s total revenues for the referenced period. Delta has no assets or liabilities arising from either Sudan or Syria.

To the knowledge of Delta’s chief financial officer, chief legal officer and corporate secretary, and vice president-investor relations, Delta has not received any comments or questions from investors or securities analysts regarding Delta’s contacts with Sudan or Syria. Likewise, Delta does not believe its immaterial contacts with Sudan will cause it to be a target of groups with divestment or similar initiatives. As a result, Delta believes its immaterial contacts with Sudan do not constitute a factor a reasonable investor would deem important in making an investment decision.

U.S. Securities and Exchange Commission

April 13, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Information, page 47

3.	We note that in your calculation of ROIC and Adjusted net debt that you utilize an assumption of seven times the amount of aircraft rent for the last twelve months. Please clarify the basis for the assumption and tell us how it compares to your contractual lease terms. If it is significantly different, please clarify why it would be meaningful to an investor if it does not depict a realistic picture of your facts and circumstances. Our comment also applies to Adjusted net debt disclosed in your Form 8-K furnished on January 12, 2017.

Response:

Delta utilizes an assumption of seven times the amount of aircraft rent for the last twelve months in its calculations of ROIC and adjusted net debt to enable investors to better compare its financial performance, use of capital and indebtedness to the airline industry and other high-quality industrial companies. It is common for both investors and credit rating agencies to use a multiple of rent expense incurred for aircraft under operating leases to estimate the debt an airline would record if its aircraft leases met the capital lease criteria or the aircraft were owned. (Similar multiples are used in other industries for the operating leases pertinent to their operations.) Using a multiple of rent expense provides a meaningful comparison to other companies who have different debt structures and fleet financing arrangements.

Delta has applied the seven times multiple consistently since it began presenting these metrics. The assumption is a reasonable approximation of the average remaining term of the aircraft operating leases as well as the present value of the future payments. As of December 31, 2016, Delta operated 832 aircraft with 127 aircraft under operating leases, representing 15% of the fleet. Over the last three years, the average remaining term for aircraft under operating leases ranged from 8-10 years. At December 31, 2016, the present value of Delta’s future minimum aircraft lease payments discounted by the company’s incremental borrowing rate was $2.2 billion. For comparison, the adjustment amount calculated using seven times aircraft rent within adjusted net debt in Delta’s 2016 Form 10-K was $2.0 billion. The $200 million difference between the two estimated amounts is not quantitatively or qualitatively material in the calculation of the $6.1 billion adjusted net debt balance. In the calculation of ROIC, Delta used the seven times aircraft rent assumption to approximate interest expense on the lease obligation. By using the present value of lease payments of $2.2 billion, the calculation derives an interest expense amount that is consistent with the adjustment within the ROIC metric. Delta believes the assumption of seven times aircraft rent is a realistic depiction to adjust both metrics, it is consistently applied and it is well understood by the users of Delta’s financial statements.

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U.S. Securities and Exchange Commission

April 13, 2017

We sincerely hope that we have thoroughly addressed your comments on our 2016 Form 10-K filed February 13, 2017 and Form 8-K filed January 12, 2017.

We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me at 404-715-3356 or craig.meynard@delta.com.

Very Truly Yours,

/s/ Craig Meynard
Vice President and
Chief Accounting Officer

cc:	Effie Simpson
Paul Jacobson
Bryan Treadway